BLACKROCK INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2023

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of BlackRock Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2024

We have served as the Company's auditor since 2002.

BlackRock Investments, LLC

Statement of Financial Condition

December 31, 2023

(in thousands)

Assets

Cash and cash equivalents	$	52,323
Due from related parties		31,433
Deferred sales commissions, net		1,706
Other assets		11,942
Total assets	$	97,404

Liabilities

Due to broker–dealers	$	28,244
Due to related parties		1,396
Accounts payable and accrued liabilities		6,810
Total liabilities		36,450
Member's equity		60,954
Total liabilities and member's equity	$	97,404

See accompanying notes to the statement of financial condition.

1. Organization

BlackRock Investments, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of BlackRock Financial Management, Inc., which is an indirect, wholly owned subsidiary of BlackRock, Inc. (together, with its subsidiaries "BlackRock"). The Company is a registered broker–dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor or placement agent of various BlackRock–sponsored mutual funds, *iShares*® exchange-traded funds, other BlackRock–sponsored privately placed funds, and certain municipal securities (collectively, the "Funds").

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounting Developments

Income Tax Disclosure Requirements. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which enhances income tax disclosures. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The additional disclosure requirements under ASU 2023-09 are required to be applied prospectively and are effective for the Company on January 1, 2025. The Company does not expect the additional disclosure requirements under ASU 2023-09 to have a material impact on the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and an investment in a money market fund. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short–term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs – Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Unobservable inputs for the valuation of the asset or liability, which may include nonbinding broker quotes. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgement or estimation.

The Company's financial assets measured at fair value consist of an investment in a money market fund, which is included in cash and cash equivalents on the statement of financial condition, and had a fair value of $33.3 million at December 31, 2023. The money market fund is valued using the published net asset value of the fund, which approximates its fair value and is classified in Level 1 of the fair value hierarchy.

Deferred Sales Commissions, Net

The Company pays third-party distributors an upfront sales commission upon the third-party distributor delivering an investment into the Funds. For certain share classes, this sales commission is initially recorded by the Company as a deferred sales commission ("DSC") asset representing the Company's right to future distribution and service fees.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BlackRock is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any income tax liabilities on its statement of financial condition at December 31, 2023.

3. Related Party Transactions

The Company earns distribution and servicing fees for serving as distributor of the Funds. At December 31, 2023, distribution and servicing fees receivable from the Funds was $28.3 million and included in due from related parties on the statement of financial condition.

The Company provides certain distribution services to a wholly owned subsidiary of BlackRock. Pursuant to this arrangement, $3.1 million was due from the related party at December 31, 2023.

Certain wholly owned subsidiaries of BlackRock provide management and administration services to the Company. At December 31, 2023, amounts due to related parties pertaining to these services was $1.4 million.

Outstanding amounts related to the above transactions are recorded on a net basis in the statement of financial condition where the legal right and intent to offset exists.

Receivables from contracts with customers, which are included in due from related parties and other assets on the statement of financial condition, were $40.2 million at January 1, 2023 and $38.6 million at December 31, 2023.

4. Indemnifications, Commitments, and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2023.

5. Net Capital Requirements

The Company calculates its net capital using the alternative method under Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain minimum net capital of the greater of $250.0 thousand or 2% of aggregate debits. At December 31, 2023, the Company had net capital of approximately $27.9 million, which was $27.6 million in excess of its required net capital of $250.0 thousand.

6. Subsequent Events

The Company conducted a review for subsequent events through the date this statement of financial condition was issued and determined that no subsequent events had occurred that would require accrual or additional disclosures.